Filed Pursuant to Rule 433
Registration Statement No. 333-206991
February 22, 2017

PRICING TERM SHEET

This pricing term sheet supplements, and should be read in conjunction with, Bristol-Myers Squibb Company’s preliminary prospectus supplement dated February 22, 2017 and accompanying prospectus dated September 17, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Bristol-Myers Squibb Company
Securities:	1.600% Notes due 2019 (the “2019 Notes”) 3.250% Notes due 2027 (the “2027 Notes”)
Size:	$750,000,000 2019 Notes $750,000,000 2027 Notes
Maturity Date:	February 27, 2019, with respect to the 2019 Notes February 27, 2027, with respect to the 2027 Notes
Coupon:	1.600%, with respect to the 2019 Notes 3.250%, with respect to the 2027 Notes
Interest Payment Date:	August 27 and February 27, commencing August 27, 2017, with respect to the 2019 Notes August 27 and February 27, commencing August 27, 2017, with respect to the 2027 Notes
Price to Public:	99.920%, with respect to the 2019 Notes 99.392%, with respect to the 2027 Notes
Benchmark Treasury:	1.125% due January 31, 2019, with respect to the 2019 Notes 2.250% due February 15, 2027, with respect to the 2027 Notes
Spread to Benchmark Treasury:	+43 bps, with respect to the 2019 Notes +90 bps, with respect to the 2027 Notes
Benchmark Treasury Price and Yield:	99-26 ¾ and 1.211%, with respect to the 2019 Notes 98-15+ and 2.422%, with respect to the 2027 Notes
Yield to Maturity:	1.641%, with respect to the 2019 Notes 3.322%, with respect to the 2027 Notes
Optional Redemption:	Make-Whole Rate plus 10 bps, in case of the 2019 Notes Make-Whole Rate plus 15 bps, in case of the 2027 Notes
Underwriting Discount:	0.150%, with respect to the 2019 Notes 0.450%, with respect to the 2027 Notes
Net Proceeds, after Underwriting Discounts and before Estimated Offering Expenses:	$1,490,340,000
Trade Date:	February 22, 2017
Expected Settlement Date (T+3):	February 27, 2017

Anticipated Ratings*:	A2 (Negative) by Moody’s Investors Service, Inc. A+ (Stable) by Standard & Poor’s Ratings Services
CUSIP:	110122 BA5, in the case of the 2019 Notes 110122 BB3, in the case of the 2027 Notes
ISIN:	US110122BA56, in the case of the 2019 Notes US110122BB30, in the case of the 2027 Notes
Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Managers:
Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
BNY Mellon Capital Markets, LLC
Santander Investment Securities Inc.
Standard Chartered Bank
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Great Pacific Securities
Mischler Financial Group, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.